July 10, 2019

Angeliki Frangou
Chairman and Chief Executive Officer
Navios Maritime Acquisition Corporation
Navios Maritime Partners, L.P.
Navios Maritime Holdings, Inc.
7 Avenue de Grande Bretagne, Office 11B2
Monte Carlo, MC 98000 Monaco

       Re: Navios Maritime Acquisition Corporation
           Form 20-F for the Fiscal Year Ended December 31, 2018
           Filed April 19, 2019 and File No. 001-34104
           Navios Maritime Partners L.P.
           Form 20-F for the Fiscal Year Ended December 31, 2018
           Filed April 9, 2019 and File No. 001-33811
           Navios Maritime Holdings Inc.
           Form 20-F for the Fiscal Year Ended December 31, 2018
           Filed April 29, 2019 and File No. 001-33311

Dear Ms. Frangou:

       We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Navios Acquisition - Form 20-F for the Fiscal Year Ended December 31, 2018

Notes to the Consolidated Financial Statements
Note 3. Acquisition of Navios Midstream, page F-19

1. We note that in accounting for the acquisition of the remaining interest of Navios
      Midstream, you recorded a bargain purchase gain. Please tell us and revise to disclose the reasons why the transaction resulted in a gain. Also, please explain to us how you
 Angeliki Frangou
FirstName LastNameAngelikiCorporation
Navios Maritime Acquisition Frangou
Comapany NameNavios Maritime Acquisition Corporation
July 10, 2019
July 10, 2019 Page 2
Page 2
FirstName LastName
         determined the fair value of the previously held equity interest in Navios Midstream as well as the fair value of the vessels acquired.Your response should include the nature and amount of all significant assumptions used in the valuation.
Navios Partners - Form 20-F for the Fiscal Year Ended December 31, 2018

Notes to the Consolidated Financial Statements
Note 20. Investment in Affiliates, page F-39

2. We note your equity method investment in Navios Containers generated equity earnings for fiscal year December 31, 2018 that appear to be material to your net loss pursuant to the requirements of Rule 3-09 of Regulation S-X. We further note you have provided summarized financial information of this entity at page F-41 pursuant to Rule 4-08(g) of
         Regulation S-X and have provided expanded financial statements at
Exhibit 15.3 that
         do not include an accompanying auditors' report or related footnotes. As such, please tell us the consideration given to providing a full set of audited financial statements of Navios
         Containers in your December 31, 2018 Form 20-F in compliance with Rule 3-09 of
         Regulation S-X.
Navios Holdings - Form 20-F for the Fiscal Year Ended December 31, 2018

Item 3. Key Information
D. Risk Factors
Risks Relating to Argentina, page 45

3. We note that you have included a discussion on the risks related to operating in
         Argentina. However, we do not note any discussion of a highly inflationary economy. In light of the fact that Argentina was determined to be a highly inflationary economy as of
         June 30, 2018, please revise to disclose this fact, the economic factors resulting in the
         Argentine economy being highly inflationary economy, and the impact on your operations and trends due to this change. Also, tell us how you have accounted for any financial statement impact of changes in currency rates/general price impact on Navios Logistics under the guidance in ASC 830-10-45. See also ASC 830-20-50-3.
Item 4. Information on the Company
B. Business Overview, page 53

4. We note from your Shipping Operations discussion on page 56 that you disclose the vessels owned and Chartered-In by Navios Holdings but do not include the vessels owned/leased by your consolidated entities Navios Logistics and Navios Containers.
         Please revise to include the nature of all vessels owned by the company, both core, and those of your consolidated subsidiaries. See guidance in Item 102 of Regulation S-K.
          Your disclosure on page 79 of MD&A should be similarly revised. Angeliki Frangou
FirstName LastNameAngelikiCorporation
Navios Maritime Acquisition Frangou
Comapany NameNavios Maritime Acquisition Corporation
July 10, 2019
July 10, 2019 Page 3
Page 3
FirstName LastName
Operating and Financial Review and Prospects
Critical Accounting Policies
Impairment of Long Lived Assets, page 113

5. It appears that your discussion on the impairment analysis of long lived assets includes only the core vessels owned by Navios Holdings and does not include those owned by your consolidated subsidiaries Navios Logistics and Navios Acquisition. In light of the fact that these vessels are included on the balance sheet of the consolidated entity, and generate (or will generate) significant amounts of revenue to your operations, your
         MD&A should include a discussion on how these vessels are analyzed for impairment. In this regard, we note from the Form 20-F of Navios Maritime Containers that an impairment analysis was performed on five vessels during the year ended December 31,
         2018, however your discussion in the MD&A section of Navios Holdings does not include details of this impairment analysis. Please revise accordingly. Also, please revise your table on page 114 and 115 to include all vessels owned by Navios Holdings and not just the "core vessels" which exclude those of Navios Logistics and Navios Containers.
Notes to the Consolidated Financial Statements
Note 2: Summary of Significant Accounting Policies
Revenue and Expense Recognition, page F-20

6. Refer to your disclosure of the adoption of ASC 606, Revenue from Contracts with
         Customers. Please disclose, if true, you adopted the standard using the modified retrospective approach. Ensure you address all aspects of your adoption as specified in
         ASC 606-10-65-1, particularly paragraphs d.2, h and i, as appropriate. For example, if applicable, disclose that the modified retrospective approach allows the standard to be applied retrospectively through a cumulative catch up adjustment recognized upon adoption (and the amount of such adjustment), with comparative financial statement information not restated and reported under the accounting standards in effect for those periods.
Note 3. Consolidation of Navios Containers, page F-27

7. We note that the excess of the fair value of Navios Containers' identifiable net assets of
         $229,865 over the total fair value of Navios Containers' total shares outstanding as of
         November 30, 2018 of $171,743 resulted in a bargain gain upon obtaining control in the amount of $58,122. Please explain to us and revise to disclose how you determined the fair value of the net assets, specifically the vessels and favorable lease terms acquired.
         Also, please tell us and revise to disclose how you were able to recognize a bargain gain in this transaction. See guidance in ASC 805-30-50-1(f)(2).
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Angeliki Frangou
Navios Maritime Acquisition Corporation
July 10, 2019
Page 4

        You may contact Beverly Singleton at (202) 551-3328 or Claire Erlanger at (202) 551-
3301 if you have questions regarding comments on the financial statements and related matters. Please contact Melissa Raminpour at (202) 551-3379 with any other questions.




FirstName LastNameAngeliki Frangou                   Sincerely,
Comapany NameNavios Maritime Acquisition Corporation
                                                     Division of Corporation
Finance
July 10, 2019 Page 4                                 Office of Transportation
and Leisure
FirstName LastName